

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

March 4, 2024

Kevin Cox
Chief Executive Officer
Energys Group Limited
Franklyn House, Daux Road
Billingshurst, West Sussex
RH149SJ
United Kingdom

> **Re: Energys Group Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 26, 2024**
> **File No. 333-275956**

Dear Kevin Cox:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed February 26, 2024

Exhibits

1.  Your revised filing fee table does not reflect a maximum offering price within the price range included in this amendment. Please revise your filing fee table to reflect the maximum offering price of $6 per share.

2.  Please revise the legality opinion to separately opine upon the resale registration shares. Since such shares are outstanding, the opinion should be whether the shares "are", not "will be," legally issued, fully paid and non-assessable.

Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Celia Velletri